Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@caneclark.com

January 2, 2006

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

ATTENTION: Meagan Caldwell

RE:       :                        Form 10-KSB for the Fiscal Year Ended December 31, 2004
Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
File No. 0-32843

_____________________________________________________________________________

We write on behalf of Davi Skin, Inc. (the “Company”) in response to Staff's letter of December 21, 2005 by Rufus Decker Accounting Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10KSB and Forms 10QSB (the “Comment Letter”). On behalf of the Company, we have attached to this response letter as an exhibit proposed Amended Financials to the Form 10KSB (the “First Amended 10-KSB") and proposed Amended Financials to the Form 10QSB (the “First amended 10QSB”) to represent the changes that will be made and filed when all comments have been satisfied in you review process.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Comment applicable to your overall filing

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exceptions of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

In response to this comment, the Company acknowledges Staff’s request regarding the presentation of the information.

2. We read your response to our comment 11 from our letter dated October 18, 2005. It is not sufficient to merely include a disclosure in your Item 2. Plan of Operation regarding non-reliance on previously issued financial statements. We refer you to the instructions in Form 8-K, which states under general instruction B(1) that a report on Form 8-K is required to be filed or furnished, as applicable, upon the occurrence of any one or more of the events specified in the items in Sections 1-6 and 9 of Form 8-K. Non-reliance on previously issued financial statements is included in Section 4. As previously requested, please file an Item 4.02 Form 8-K referencing each restatement item, for which you have concluded a restatement is required.

We remind you that when you file your restated Forms 10-KSB/A and 10-QSB/A you should appropriately address the following:
● an explanatory paragraph in the reissued audit opinion
● full compliance with APB 20, paragraphs 36 and 37
● fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data
● updated Item 8A, and Item 3 disclusures should include the following:
○ a discussion of the restatement and the facts and circumstances surrounding it,
○ how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of your disclosure controls and procedures,
○ changes to internal controls over financial reportiing, and,
○ anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
Refer to Items 307 and 308(c) of Regulation S-B.
● updated certifications

In response to this comment, the Company acknowledges the requirements of filing the restated Forms 10-KSB/A and 10-QSB/A as identified in this comment. Moreover, the Company acknowledges Staff’s comment and the requirements of Form 8-K, Item 4.02; however, refers staff to Item 5(a) of the instructions to Form 10-QSB in which it provides that if disclosure of information otherwise required in a Form 8-K is made in the Form 10-QSB, “it need not be repeated in a report on Form 8-K which would otherwise be required to be filed with respect to such information or in a subsequent report on Form 10-QSB.” As the requested information was filed in the September 30, 2005 Form 10-QSB as previously noted, no further filing on this issue appears to be required.

Report of Independent Registered Public Accounting Firm, page F-1

3. We read your response to our comment 2 from our letter dated October 18, 2005. The explanatory paragraph included in your auditors’ report does not reference the restatement regarding your diluted loss per share. You restated your diluted loss per share to exclude from your calculation those common stock equivalents that would have had an anti-dilutive effect on your loss per share. As previously requested, please obtain an updated opinion from your auditors which references each restatement. Alternatively, please tell us why your auditors do not think it is necessary to reference this restatement.

In response to this comment, the auditors have stated to us that they do not think it is necessary to reference a restatement of diluted earnings per share because they do not believe a restatement occurred and thus any such reference would be deceptive. They note that we did not recalculate diluted earnings per share because the original calculation was correct. In the original calculation, we had excluded common stock equivalents that would have had an anti-dilutive effect on loss per share. In short, rather than a restatement of this item, we merely provided more disclosure in the notes to the financial statements that more fully discussed the calculation.

Financial Statements

Statement of Stockholders’ Equity, page F-4

4. We reviewed your proposed revised statement of stockholders’ equity and response to our comment 3 from our letter dated October 18, 2005. Your response states that you reviewed your valuation and timing of the stock grant and determined that the valuation of the stock grants for the consulting services should have been based on $0.50 per share, rather than $3.00 or greater based on the stock sales made at the time, the lack of trading volume in the market at the time the consulting agreements were negotiated, the price of option grants to the same consultants, and the restrictive nature of the stock granted. Please explain to us in greater detail why $0.50 per share represents the appropriate fair value. Please also tell us what consideration you gave to the fair value of the consulting services you received when recording the value of the common stock granted to these consultants.

In response to this comment, the Company advises that at the time the consulting agreements were entered into, the Company had just completed a private offering for its stock at a price of 50 cents per share. When the company was negotiating with the consultants for their services, it did so valuing the anticipated and provided services at this price. Management believed that the stock and options provided to consultants valued at this price reflected the reasonable fair value of the services received. While the price of the stock was nominally $3.00 on the OTC BB (and thus the reason for the original valuation), this was based on a very large reverse in the stock that had just occurred and which had artificially inflated the price. This was reflected in the fact that there was virtually no volume in the market during that time and management believes that if there had been any market sales, the price would have dropped significantly (to the 50 cent price where the Company was making private sales). Consequently, management and the auditors now believe that this $3 price does not reflect the fair value of the consultants’ services, nor is it a reasonable means to value the stock grants provided to the consultants at the time.

5 We read your response to our comment 4 from our letter dated October 18, 2005 and your revised disclosure in Note 7 to your financial statements and revised statement of stockholders’ equity. Your response states that you recorded approximately $1.1 million to additional paid in capital. However, your statement of stockholders’ equity reflects stock options issued to outside parties at approximately $1.6 million. Please provide us with additional information which explains the approximate $0.5 million discrepancy. If the $1.1 million discussed above is not included in the $1.6 million reflected on your statement of stockholders’
equity, please tell us how and when you intend to reflect this in your financial statements

In response to this comment, the Company advises that the valuation of approximately $1.1 million of additional paid in capital relating to stock options is correct.  Upon further research, it was noted that the discrepancy of approximately $0.5 million was attributable to funds received the last week of December 2004 in anticipation of  the issuance of the private placement offering dated in the subsequent year.  Consequently, the company has reclassified the received funds as a payable, "Funds received pending stock issuance."

Notes to Financial Statements

6. We read your response to our comment 5 from our letter dated October 18, 2005 and revised proposed disclosure regarding your restatements. The information included in your note 8 to the financial statements does not meet the requirements of paragraphs 36 and 37 of APB 20. As previously requested, please revise Note 8 to your financial statements to present information for all restatements. Please ensure that each restatement is separately discussed in your disclosure, including how each impacted your results of operations, cash flows, and financial position. Similarly, please revise your Forms 10-QSB to include this information as well.

In response to this comment, the Company has provided further disclosure to note 8 to reflect the requirements of paragraph 36 and 37 of APB 20. The Company acknowledges Staff’s request that changes be made to subsequent forms 10-QSB to include information discussing corrections of errors; however, please note that paragraph 37 of APB 20 states “financial statements of subsequent periods need not repeat the disclosures.” Accordingly, we have not made reference to the corrections of errors in subsequent financial statements.

Stock-based compensation page F-8

7. Your response to our comment 7 indicates that you have updated your disclosures to include the information pursuant to paragraphs 46 through 48 of SFAS 123 as amended by SFAS 148. However, your response does not include what this disclosure will look like in your future filings. We refer you to paragraph 45 of SFAS 123, which states “regardless of the method used to account for stock-based employee compensation arrangements, the financial statements of an entity shall include the disclosures specified in paragraphs 46-48.” As previously requested, please show us how you intend to present this disclosure in your future filings.

In response to this comment, the Company advises that regarding stock-based compensation, management has disclosed all non-employee stock based compensation in Note 7.  Further, management has disclosed their policies regarding stock-based compensation in Note 2, Significant Accounting Policies.  Disclosures specifically related to paragraph 45 of SFAS 123 are currently not required because, since inception, the Company has not issued any stock-based compensation to any employees.  If, in the future, management issues stock-based compensation to employees, it will comply with the disclosure requirements set forth in paragraph 45 of SFAS 123.

Form. 10-OSB for the Fiscal Quarter Ended September 30, 2005

Comments applicable to your overall filing

8. Please address the comments above in your interim Forms 10-QSB as well

In response to this comment, the Company acknowledges the Staff’s request to address the previous comments where applicable in its current Form 10-QSB filing and has addressed the comments in the interim Form 10-QSBs as well.

Financial Statements

Statement of Stockholders’ Equity, page F-4

9. We read your response to our comment 9 from our letter dated October 18, 2005 and proposed revised disclosure. Your disclosure states that as of June 30, 2005 you had sold a total of 398,398 units. Please tell us whether any of the investors for which you sold these units were employees, directors, or other related parties. Please also tell us how you determined the fair value of the common stock to be $3.00 per share when you state in your disclosure that the market price on the date of the offering was $5.25. Considering this, please tell us how you determined a portion of the proceeds for each unit sold should not have been allocated to the fair value of the warrants included in each unit.

In response to this comment, the Company advises that none of the purchasers of the referenced stock were employees, directors or related parties. Management determined the fair market value of the units (including the common stock and warrants) to be $3 per share based on several factors including the restrictive nature of the stock and warrants sold, and the low trading volume and volatility of the market at the time it began negotiations with investors. At the time the Company began negotiating the sale of these units, the price of the stock on the market was $3 and low volume (Fall of 2004). The company was not operating and was still negotiating contracts for the development and formulation of its product. Investment was highly speculative (as reflected in the Offering Circulars provided to investors). The price and structure of the offering was negotiated over several months with a small group of large investors before the offering was actually commenced in January of 2005. The price used for valuation and what the stock was sold at is thus considered more reliable as a means for valuing the units sold than the market which had very low volume, involved free trading shares, had a large amount of volatility and a large spread between the bid and the ask prices over that period. The warrants were believed to be priced significantly above market for the common stock at $4.50 and thus were not considered to add additional fair value to the Units.

10. Your proposed revised disclosure regarding the units issued during 2005 states that as of June 30, 2005 you sold a total of 398,398 units. However, based on your statement of stockholders’ equity provided in your response dated December 6, 2005, it appears as though you have issued 369,547 units. Please expand your disclosure to discuss the apparent 28,852 unit discrepancy. Alternatively, please revise your disclosure and statements of stockholders’ equity accordingly. In addition, your statement of stockholders’ equity includes a line item below the balance as of June 30, 2005 which indicates differences in additional paid in capital and total stockholders’ equity. Please advise or revise.

In response to this comment, the Company has made corrections to note 5 of the financials statements of June 30, 2005 to properly reflect the number of Units sold. Further, corrections have been made to the statement of stockholders’ equity to remove the items in question.

Item 3. Controls and Procedures, page 9

11. Your disclosure states that you determined that as of September 30, 2005 your disclosure controls and procedures were effective. Please amend your disclosure to include a discussion regarding how you concluded your disclosure controls and procedures were effective, in light of the restatements you determined were required. If after reconsidering, you determine your disclosure controls and procedures were not effective, please amend your disclosure accordingly. In addition, please ensure your amended disclosure includes the following:

● a discussion of the restatement and the facts and circumstances surrounding it
● how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of your disclosure controls and procedures,
● changes to internal controls over financial reporting, and
● anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

In response to this comment, the Company advises as follows with regard to each of the restatements and has amended its disclosure in footnotes to provide this information, but has determined that it is not necessary to amend any disclosure with regard to the section on disclosure controls and procedures:

a. Restatement of Notes payable as an operating activity instead of a financing activity. The original incorrect entry was made by an outside accountant who is no longer with the company and then reviewed by a newly appointed accounting staff and CFO dealing with a new start up business. As the Note payable in question was short term, cross checks done by management and the auditors did not identify this misplacement. This correction had no effect on net loss or related per share amounts and is thus considered minor by management. Procedures in place were adequate, just not done as carefully by new staff operating in a new business as could have been done to identify the error prior to filing. Thus, management does not believe it is necessary to change its internal controls over financial reporting, but is determined to be more thorough in its cross-checking of entries in the future.

b. Prepaid consulting expense entered as an expense when it should have been amortized. The original incorrect entry was made by an outside accountant who is no longer with the company and then reviewed by a newly appointed accounting staff and CFO dealing with a new start up business. Again the cross checks done by management failed to turn up the term of the consulting agreement which could have been one year (and if so then properly expensed). Procedures in place were adequate, just not done as carefully by new staff operating in a new business as could have been done to identify the error prior to filing. Thus, management does not believe it is necessary to change its internal controls over financial reporting, but is determined to be more thorough in its cross-checking of entries in the future.

c. Accumulated deficit in stockholders’ equity erroneously entered as a reduction to additional paid in capital. The original incorrect entry was made by an outside accountant who is no longer with the company and then reviewed by a newly appointed accounting staff and CFO dealing with a new start up business. In most cases the manner to which it was entered (as additional paid in capital) would have been appropriate. This was simply a rare exception to the rule which management did not catch in its review of the entry. This correction had no effect on net loss or related per share amounts and is thus was considered minor by management. Procedures in place were adequate, just not done as carefully by new staff operating in a new business as could have been done to identify the technical error prior to filing. Thus, management does not believe it is necessary to change its internal controls over financial reporting, but is determined to be more thorough in its cross-checking of entries in the future.

12. Your disclosure states “an internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, please remove the reference to the level of assurance of your disclosure controls and procedures. Please amend your filing to revise your disclosure accordingly. Refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm

In response to this comment, the Company has made the requested adjustments to this section of the 10-QSB.

We acknowledge your comment and really do understand that you may and likely will have additional comments. As we discussed, we suggest a conference call to solve further misunderstandings and minimize comment issues. If you have any questions regarding this comment letter, please feel free to contact me at
702-312-6255.

Sincerely,
CANE CLARK LLP

/s/ Kyleen Cane
Kyleen Cane

Smith
&
Company

A Professional Corporation of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Daviskin, Inc. (formerly MW Medical, Inc.)
(A Development Stage Company)

We have audited the accompanying consolidated balance sheet of Daviskin, Inc. (formerly MW Medical, Inc.) (a Nevada development stage corporation) as of December 31, 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2004, and for the period of March 21, 2004 (date of inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Daviskin, Inc. (Formerly MW Medical, Inc.) (a development stage company) as of December 31, 2004, and the results of its operations, changes in stockholders' equity, and its cash flows for the year ended December 31, 2004, and for the period of March 21, 2004 (date of inception) to December 31, 2004 in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company currently has cash flow constraints, an accumulated deficit and has no operations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 8, an error involving a misclassification of notes payable, an error involving a misclassification of an equity item, and an error resulting in overstatements of previously reported general and administrative expenses for the year ended December 31, 2004 were discovered during the current year. Accordingly, the 2004 balance sheet, statement of stockholders’ equity, statement of cash flows, and statement of operations have been restated to correct the errors.

/s/ Smith & Company
CERTIFIED PUBLIC ACCOUNTANTS

Salt Lake City, Utah
April 14, 2005, except Note 8
Which is dated September 2, 2005
4764 South 900 East, Suite 1 Salt Lake City, Utah 84117-4977
Telephone: (801) 281-4700 Facsimile: (801) 281-4701
E-mail: smithcocpa@earthlink.net
Members: American Institute of Certified Public Accountants  Utah Association of Certified Public Accountants

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

CONSOLIDATED BALANCE SHEET
December 31, 2004

ASSETS
Current Assets
Cash	$506,131
Certificate of deposit	312,952
Prepaid expenses (Note 3)	9,375
TOTAL CURRENT ASSETS	828,458
Fixed assets, net of accumulated depreciation of $3,409	35,703
Other Assets	3,700
Deposits
TOTAL ASSETS	$867,861
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$39,160
Cash received pending stock issuances	480,000
Short term note payable (Note 4)	10,500
Notes payable - related parties (Note 5)	210,000
TOTAL CURRENT LIABILITIES	739,660
Stockholders’ Equity
Preferred stock; $.001 par value; 10,000,000 shares authorized, and no shares issued and outstanding	0
Common stock; $.001 par value; 90,000,000 shares authorized, 10,713,360 shares issued and outstanding	10,713
Additional paid-in capital	2,007,069
Prepaid Consulting Expense	(114,584)
Stock subscriptions receivable	(8,200)
Accumulated deficit during development stage	(1,766,797)
TOTAL STOCKHOLDERS’ EQUITY	128,201
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$867,861

See Accompanying Notes to Consolidated Financial Statements

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31, 2004	For the Period from March 21, 2004 Date of inception through December 31, 2004
Revenues	$0	$0
Cost of revenues	0	0
Gross Profit (Loss)	0	0
Operating expenses
Selling, general and administrative	804,261	804,261
Depreciation	3,409	3,409
Consulting fees	705,840	705,840
Professional fees	50,432	50,432
	1,563,942	1,563,942
(Loss) From Operations	(1,563,942)	(1,563,942)

Other income (expenses)
Interest expenses	(10,000)	(10,000)
Interest income	5,198	5,198
	(4,802)	(4,802)
NET(LOSS)	$(1,568,744)	$(1,568,744)
Basic and diluted (loss) per common share	$(.15)	$(.15)
Basic and diluted weighted average common shares outstanding	10,521,806	10,521,806

See Accompanying Notes to Consolidated Financial Statements.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM MARCH 21, 2004 TO DECEMBER 31, 2004

								Accumulated
					Stock	Prepaid	Additional	Deficit During	Total
	Preferred Stock		Common Stock		Subscription	Consulting	Paid In	Development	Stockholders
	Shares	Amount	Shares	Amount	Receivable	Expense	Capital	Stage	Equity
Balance, 3/21/04
(Date of Inception)	0	$0	0	$0	$0	$0	$0	$0	$0
Issuance of common
stock to founders,
$.001 per share	0	0	8,200,000	8,200	(8,200)	0	0	0	0
Issuances of common
stock, weighted
average price of $.50
per share	0	0	1,545,634	1,546	0	0	763,802	0	765,348
Issuance of common
stock related to
acquisition of
MW Medical, Inc.	0	0	642,729	642	0	0	0	(198,053)	(197,411)
Issuance of common
stock related to
consulting services	0	0	325,000	325	0	0	162,175	0	162,500
Prepaid consulting expense
related to stock issuances	0	0	0	0	0	(114,584)	0	0	(114,584)
Stock options issued
to outside parties	0	0	0	0	0	0	1,081,092		1,081,092
Net loss	0	0	0	0	0	0	0	(1,568,744)	(1,568,744)

Balance, 12/31/2004	0	$0	10,713,363	$10,713	$(8,200)	$(114,584)	$2,007,069	$(1,766,797)	$128,201

See Accompanying Notes to Consolidated Financial Statements.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Period from March 21, 2004 Date of inception through December 31, 2004
OPERATING ACTIVITIES
Net (loss)	$(1,568,744)
Adjustments to reconcile net (loss) to net cash used in operating activities:
Stock-based compensation and expenses	940,391
Depreciation and amortization	3,409
Accrued interest	10,000
Changed in operating assets and liabilities:
Prepaid expenses	(9,375)
Deposits	(3,700)
Accounts payable	39,160
Net Cash (Used) By
Operating Activities	(588,859)
INVESTING ACTIVITIES
Certificate of deposit	(312,952)
Purchase of fixed assets	(39,112)
Net Cash (Used) By
Investing Activities	(352,064)
FINANCING ACTIVITIES
Proceeds from short term notes payable	10,500
Proceeds from note payable related party	200,000
Proceeds from stock transactions	1,236,554
Net Cash Provided by
Financing Activities	1,447,054
Net change in cash and cash equivalents	506,131
Cash beginning of period	0
Cash end of period	$506,131
NONCASH ACTIVITIES
Issuance of common stock related to prepaid consulting fees	$162,500

See Accompanying Notes to Consolidated Financial Statements.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of business - Davi Skin, Inc., formerly MW Medical, Inc., (referred to as the “Company”) is involved in the establishment and development of an all natural grape-based skin care line.

History -On June 21, 2004, the Company completed and closed a Plan of Merger and Reorganization Agreement (“Merger Transaction”) with Davi Skin, Inc. (“Davi”), a privately owned company, whereby both parties agreed that a subsidiary of the Company would merge into and with Davi and become a wholly owned subsidiary of the Company. As consideration for this merger transaction, the Company issued 9,768,327 shares of its common stock in exchange for all the outstanding common stock of Davi on a one-for-one share exchange basis. The Agreement further provided that the  Company’s officers and directors were to resign and the board of directors of Davi would become the board of directors for the Company. This transaction has been accounted for as a recapitalization or reverse merger whereby Davi would be considered the accounting acquirer, and the accounting history of the acquirer would be carried forward as the history for the Company and no goodwill would be recorded. Accordingly, the accompanying financial statements reflect the history of Davi from its date incorporation of March 21, 2004 (incorporated in the State of Nevada). Prior to the merger transaction, the Company had 645,033 shares of its common stock outstanding, $1,922 in accounts payable, $200,000 in a note payable to a related party and no assets.

Development stage company - The accompanying financial statements have been prepared in accordance with the Statement of Financial Accounting Standards No. 7 “Accounting and Reporting by Development-Stage Enterprises”. A development-stage enterprise is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenue therefrom.

Going concern - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative net losses of $1,568,744 since its inception and may require additional capital for its operational activities. The Company’s ability to raise additional capital through the future issuances of the common stock is unknown. Obtaining additional financing and attaining profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

Management feels that the cash flows generated from private placement memorandum offerings of its common stock with provide enough working capital to sustain the Company until it becomes a fully operating entity.

Definition of fiscal year - The Company’s fiscal year end is December 31.

Use of estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Revenues are recognized when products are sold and/or delivered. Costs and expenses are recognized during the period in which they are incurred.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES (continued)

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 3 to 10 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related un-discounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Fair value of financial instruments -Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosure About Fair Value of Financial Instruments”, requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The carrying amounts and estimated fair values of the Company’s financial instruments approximate their fair value due to their short-term nature.

Earnings (loss) per share - Basic earnings (loss) per share exclude any dilutive effects of options, warrants and convertible securities. Basic earnings (loss) per share is computed using the weighted-average number of outstanding common shares during the applicable period. Diluted earnings (loss) per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Stock options representing 398,800 common shares were excluded from the computation because the effect was antidilutive. Stock options are antidilutive when the results from operations are a net loss, as is the case for the year ended December 31, 2004, or when the exercise price of the options is greater than the average market price of the common stock for the period.

Research and Development - The Company expenses research and development costs as incurred. These costs totaled $10,625 for the year ended December 31, 2004.

Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2004, the Company has available net operating loss carryovers of approximately $1,568,744 that will expire in various periods through 2024. Such losses may not be fully deductible due to the significant amounts of non-cash service costs. The Company has established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES (continued)

Comprehensive income (loss) - The Company has no components of other comprehensive income. Accordingly, net loss equals comprehensive loss for all periods.

Advertising costs - Advertising costs incurred in the normal course of operations are expensed as incurred. No advertising costs have been incurred from March 21, 2004 (date of inception) through December 31, 2004.

Stock-based compensation - The Company applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees, and Related Interpretations,” in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds the exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model. For the period from March 21, 2004 (date of inception) through December 31, 2004, there were no stock options and/or warrants granted to employees.

In order to determine compensation on options issued to consultants, as well as fair value disclosures for employees options, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Company estimates the requisite service period used in the Black-Scholes calculation based on an analysis of vesting and exercisability conditions, explicit, implicit, and/or derived service periods, and the probability of the satisfaction of any performance or service conditions. The Company also considers whether the requisite service has been rendered when recognizing compensation costs. The Company does not consider market conditions to be vesting conditions and an award is not deemed to be forfeited solely because a market condition is not satisfied.

In December 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

Recent pronouncements -In September 2004,. The Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue 04-08. “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”, which requires the inclusion of shares related to contingently convertible debt instruments for computing diluted earnings per share using the if-converted method, regardless of whether the market price contingency has been met. EIFT 04-08 will be effective for all periods ending after December 15, 2004 and includes retroactive adjustment to historically reported diluted earnings per share. The adoption of EITF Issue No. 04-08 does not currently have an impact on the Company’s operating results or financial position.

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs, and amendment of Accounting Research Board No. 43, Chapter 4.” SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES (continued)

Recent Pronouncements (continued) - The adoption of SFAS 151 is not expected to have a significant impact on the Company’s operating results or financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets”, which eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 does not currently have an impact on the Company’s operating results or financial position.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard replaces SFAS No. 123 and supersedes APB Opinion No. 25, “Accounting for Stock-based Compensation.” This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB Opinion No. 25. SFAS No. 123(R) will be effective for interim or annual reporting periods beginning on or after June 15, 2005. The Company previously adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” in the second quarter of 2003, and restated prior periods at that time. Accordingly, the Company is unable to determine at this time the impact of SFAS No. 123(R) will have on its balance sheet or income statements.

2. FIXED ASSETS.

Fixed assets consist of the following as of December 31, 2004:

Furniture and fixtures	$$22,202
Computer equipment	16,910
39,112
Less: accumulated depreciation	3,409
Fixed assets, net	$$35,703

3.	PREPAID EXPENSES.

During 2004, the Company contracted with a formulator to develop skin care products. As part of the contract, the formulator received a prepayment of $20,000. Based on expected completion dates for the formulas, the Company determined that $10,625 had been used at the end of the year, resulting in a remaining overpayment of $9,375.

4. SHORT TERM NOTE PAYABLE

During the year, the Company entered into an agreement to purchase furniture in anticipation of relocating its offices. The total principal of $10,500 is due in May 2005. The note carries a 0% interest rate.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.	NOTE PAYABLE - RELATED PARTIES

The Company owes $200,000 to the former President of MW Medical. The note was due December 31, 2004 and carries an interest rate of 10% per annum. Accordingly, interest of $10,000 has been recorded.

6. CAPITAL STOCK TRANSACTIONS.

Preferred stock - The authorized preferred stock is 10,000,000 shares at $0.001 par value. As of December 31, 2004, there were no preferred shares issued or outstanding.

Common stock - The authorized common stock is 90,000,000 shares at $0.001 par value. On March 21, 2004, the Company issued 8,200,000 shares of its common stock to its founders at $0.001 per share in consideration for stock subscriptions receivable totaling $8,200. In April 2004, the Company issued 1,545,634 shares of its common stock to 55 individuals through a private placement memorandum at a weighted average cost of $0.50 per share in consideration of cash totaling $765,348.

In June, the Company entered into consulting agreements in which it agreed to issue 325,000 shares of common stock to three individuals. 50,000 shares were issued after the consulting services were performed. Those shares were valued at $25,000 and were expensed as incurred. The two remaining contracts required consulting services to be performed over a three year period. The 275,000 shares associated with these contracts were issued prior to the performance of the required services and were valued at $137,500. The valuation was based on a number of factors, including: (a) the fact that there was little or no volume on the companies stock at the time of the agreements; (b) the shares as issued were restricted and thus not tradable; (c) the company had just done a 500 to one reverse stock split and thus the price in the market was not reliable; (d) the Company was not operational at that time and had just completed a reverse acquisition; (e) at about the same time, the Company had been selling restricted shares in a private exempt offering at 50 cents per share and had been issuing options at the same price. The contracts for the 275,000 shares will be amortized over the three year term of these agreements. Since the contracts were compensated through the issuance of common stock, the prepaid portion of the consulting expense has been recorded as a contra-equity account. The services were valued at $162,500. At December 31, 2004, $ 47,916 has been used and expensed as consulting and professional fees.

As discussed in Note 1, the Company had completed the Merger Transaction on June 21, 2004. As a result, the outstanding common stock of the Company prior to the Merger Transaction totaling 667,726 shares has been accounted for as if such shares were issued since this transaction and has been accounted as a recapitalization or reverse-merger.

7.	COMMON STOCK OPTIONS

The Board of Directors administers the Company’s stock option plan which provides for the granting of rights to purchase shares to the Company’s directors (including nonemployee directors), executive officers, key employees, and outside consultants. As of December 31, 2004, all options issued under this plan were issued to non-employee outside consultants. No options have been issued to employees. The Board of Directors sets the vesting period and exercise price on a per issuance basis as determined by the purpose of the individual issuance.

During the year, the Company issued common stock options to non-employee outside consultants. The Company issued 415,000 options with an exercise price of $.50 and 20,000 options with an exercise price of $1.00. Using the Black-Scholes option pricing model, the fair value of the options was determined to be $1,081,092. During the process determining the fair value of the options granted, the Company also took into consideration the vesting and exerciseability conditions, the service period, and

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	COMMON STOCK OPTIONS (continued)

the probability that performance or service conditions will be satisfied. The results of this consideration are reflected in the assumptions used in the Black-Scholes option pricing model as set forth below.

The following table summarized stock option activity for the option plan:

	Options issued	Options issued
	to non-employees	to non-employee
	at $.50	at $1.00
Number of options granted	415,000	20,000
Grant date	July 30, 2004	August 26, 2004
Vesting period for options granted	0 Days	0 Days
Assumptions used to calculate expense using the Black-Scholes Option Pricing Model:
Stock price at grant date	$3.00	$3.00
Exercise price	$.50	$1.00
Expected life of option	6 months	6 months
Annualized Volatility	105.0%	105.0%
Annual rate of quarterly dividends	0.0%	0.0%
Discount Rate-Bond Equivalent Yield	1.74%	1.74%

8. CORRECTION OF ERRORS

On the Statement of Cash Flows, the Company erroneously listed changes in notes payable as an operating activity instead of a financing activity. Corrections have been made to properly present this item. This correction had no effect on net loss or related per share amounts.

The Company erroneously recorded prepaid consulting expense as an expense when it should have been amortized over the life of the contract. Corrections have been made to properly classify the unamortized portion of the contract as an equity item, since stock was issued as consideration for the contract, and remove the unamortized portion of the contract from the statement of operations. This correction decreased net loss and decreased related loss per share amounts.

The Company erroneously recorded an accumulated deficit in stockholders’ equity as a reduction to additional paid in capital. Corrections have been made to properly classify the accumulated deficit. This correction had no effect on net loss or related per share amounts.

In each of these errors, the original incorrect entry was made by an outside accountant who is no longer with the company and then reviewed by a newly appointed accounting staff and CFO dealing with a new start up business. In general, they were minor errors with little or no effect on net loss or related per share amounts and are thus considered minor by management. Procedures in place were adequate, just not done as carefully by new staff operating in a new business as could have been done to identify the errors prior to filing. Thus, management does not believe it is necessary to change its internal controls over financial reporting, but is determined to be more thorough in its cross-checking of entries in the future.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

CONSOLIDATED BALANCE SHEET (UNAUDITED)
March 31, 2005

ASSETS
Current Assets
Cash	$1,921,750
Certificate of deposit	153,862
TOTAL CURRENT ASSETS	2,075,612
Fixed assets, net of accumulated depreciation of $6,064	33,048
Other Assets
Deposits	3,700
TOTAL ASSETS	$2,112,360
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$63,432
Short term note payable	10,500
Notes payable - related parties	215,000
Funds received pending stock issuance	2,007,291
TOTAL CURRENT LIABILITIES	2,296,223
Stockholders’ Equity
Preferred stock; $.001 par value; 10,000,000 shares authorized, and no shares issued and outstanding	0
Common stock; $.001 par value; 90,000,000 shares authorized, 10,718,360 shares issued and outstanding	10,718
Additional paid-in capital	2,017,064
Stock subscriptions receivable	(8,200)
Prepaid consulting expense	(103,126)
Accumulated deficit during development stage	(2,100,319)
TOTAL STOCKHOLDERS’ EQUITY	(183,863)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,112,360

  See Accompanying Notes to Consolidated Financial Statements.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the quarter Ended March 31,	Period from 3/24/2004 (Date of Inception) to March 31,
	2005	2005
Revenues	$0	0
Cost of revenues	0	0

Gross Profit (Loss)	0	0
Operating Expenses
Selling, general and administrative	138,682	934,943
Depreciation	2,655	6,064
Consulting Fees	149,936	855,776
Professional Fees	46,725	97,157
	329,998	1,893,940
(Loss) From operations	(329,998)	(1,893,940)
Other Income (expenses)
Interest expenses	(5,000)	(15,000)
Interest income	1,476	6,674
	(3,524)	(8,326)
NET (LOSS)	$(333,522)	$(1,902,266)

Basic and diluted (loss) per common share	$(0.03)

Basic and diluted weighted average common shares outstanding	$10,521,806

See Accompanying Notes to Consolidated Financial Statements.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

DAVI SKIN, INC.
(formerly MW Medical, Inc.)
(A Developmental Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Period from
	For the quarter	3/24/2004
	Ended	(date of inception)
	March 31, 2005	March 31, 2005
OPERATING ACTIVITIES	$(333,522)	$(1,902,266)
Net (loss)
Adjustments to reconcile net (loss) to net cash used in operating activities:
Stock based compensation and expenses	0	940,391
Prepaid consulting expense	11,458	11,458
Depreciation and amortization	2,655	6,064
Accrued interest	5,000	15,000
Changed in operating assets and liabilities:
Prepaid expenses	9,375	0
Deposits	0	(3,700)
Accounts payable	24,272	63,432
Net Cash (Used) By
Operating Activities	(280,762)	(869,621)
INVESTING ACTIVITIES
Certificate of deposit	159,090	(153,862)
Purchase of fixed assets	0	(39,112)
Net Cash (Used) By
Investing Activities	159,090	(192,974)
FINANCING ACTIVITIES
Short term notes payable	0	10,500
Notes payable-related party	0	200,000
Proceeds from stock transactions	1,537,291	2,773,845
Net Cash Provided by
Financing Activities	1,537,291	2,984,345
Net change in cash and cash equivalents	1,415,619	1,921,750
Cash beginning of period	506,131	0
Cash end of period	$1,921,750	$1,921,750
NONCASH ACTIVITIES
Issuance of common stock related to prepaid consulting fees	$0	$2,634,375

See Accompanying Notes to Consolidated Financial Statements.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Davi Skin, Inc. ("Company") have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the Form 10-KSB of the Company for the year ended December 31, 2004.

The interim financial statements present the balance sheet, statements of operations, stockholders' equity and cash flows of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The interim financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position as of March 31, 2005 and the results of operations, stockholders' equity and cash flows presented herein have been included in the financial statements. Interim results are not necessarily indicative of results of operations for the full year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of business - Davi Skin, Inc., formerly MW Medical, Inc., (referred to as the “Company”) is involved in the establishment and development of an all natural grape-based skin care line.

History - On June 21, 2004, the Company completed and closed a Plan of Merger and Reorganization Agreement (“Merger Transaction”) with Davi Skin, Inc. (“Davi”), a privately owned company, whereby both parties agreed that a subsidiary of the Company would merge into and with Davi and become a wholly owned subsidiary of the Company. As consideration for this merger transaction, the Company issued 9,768,327 shares of its common stock in exchange for all the outstanding common stock of Davi on a one-for-one share exchange basis. The Agreement further provided for Company’s officers and directors were to resign and the board of directors of Davi would become the board of directors for the Company. This transaction has been accounted for as a quasi-reorganization or reverse merger whereby Davi would be considered the accounting acquirer, and the accounting history of the acquirer would be carried forward as the history for the Company and no goodwill would be recorded. Accordingly, the accompanying financial statements reflect the history of Davi from its date incorporation of March 21, 2004 (incorporated in the State of Nevada). Prior to the merger transaction, the Company had 645,033 shares of its common stock outstanding, $1,922 in accounts payable, $200,000 in a note payable to a related party and no assets.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(continued)

2. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

Development stage company - The accompanying financial statements have been prepared in accordance with the Statement of Financial Accounting Standards No. 7 “Accounting and Reporting by Development-Stage Enterprises.” A development-stage enterprise is one in which planned principal operations have not commenced or, if its operations have commenced, there has been no significant revenue there from.

Going concern - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative net losses of $1,902,266 since its inception and may require additional capital for its operational activities. The Company’s ability to raise additional capital through the future issuances of the common stock is unknown. Obtaining additional financing and attaining profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

Definition of fiscal year - The Company’s fiscal year end is December 31.

Use of estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Revenues are recognized when services are rendered and/or delivered. Costs and expenses are recognized during the period in which they are incurred.

Cash and Cash Equivalents - The Company considers all highly liquid short-term investments, with original maturities of three months or less, to be cash equivalents. Such cash equivalents generally are part of the Company’s cash management activities rather than part of its operating, investing, and financing activities. Changes in the market value of cash equivalents result in gains or losses that are recognized in the income statement in the period in which they occur.

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 3 to 10 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(continued)

2. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

Fixed Assets (continued)
The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related un-discounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Fair value of financial instruments - Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosure About Fair Value of Financial Instruments,” requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The carrying amounts and estimated fair values of the Company’s financial instruments approximate their fair value due to their short-term nature.

Earnings (loss) per share - Basic earnings (loss) per share exclude any dilutive effects of options, warrants and convertible securities. Basic earnings (loss) per share is computed using the weighted-average number of outstanding common shares during the applicable period. Diluted earnings (loss) per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is antidilutive. Stock options representing 398,800 common shares were excluded from the computation because the effect was antidilutive. Stock option are antidilutive when the results from operations are a net loss, as is the case for the for the period ended March 31, 2005 and from inception to March 31, 2005, or when the exercise price of the options is greater than the average market price of the common stock for the period.

Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes,” which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of March 31, 2005, the Company has available net operating loss carryovers of approximately $4,000,000 that will expire in various periods through 2026. Such losses may not be fully deductible due to the significant amounts of non-cash service costs. The Company has established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

Comprehensive income (loss) - The Company has no components of other comprehensive income. Accordingly, net loss equals comprehensive loss for all periods.

Advertising costs - Advertising costs incurred in the normal course of operations are expensed as incurred. No advertising costs have been incurred from March 21, 2004 (date of inception) through March 31, 2005.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(continued)

2. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

Stock-based compensation - The Company applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees, and Related Interpretations,” in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds the exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model. For the period from March 21, 2004 (date of inception) through December 31, 2004, there were no stock options and/or warrants granted to employees.

In order to determine compensation on options issued to consultants, as well as fair value disclosures for employees options, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Company estimates the requisite service period used in the Black-Scholes calculation based on an analysis of vesting and exercisability conditions, explicit, implicit, and/or derived service periods, and the probability of the satisfaction of any performance or service conditions. The Company also considers whether the requisite service has been rendered when recognizing compensation costs. The Company does not consider market conditions to be vesting conditions and an award is not deemed to be forfeited solely because a market condition is not satisfied.

In December 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

3. RELATED PARTY TRANSACTIONS

The Company owes $200,000 to the former President of MW Medical. The note was originally due December 31, 2004 and carries an interest rate of 10% per annum. Accordingly, interest of $15,000 has been recorded. During the quarter, the creditor agreed to extend the due date of the note until December 31, 2005.

4. STOCK ACTIVITY

During the quarter, the Company issued 5,000 shares of common stock as a result of options being exercised. The options were exercised at $2 per share resulting in proceeds of $10,000.

During the quarter, and in December 2004, the Company sold equity securities through two separate offerings without registration under the Securities Act of 1933. Shares purchased through the offerings were not issued until April 2005, however, proceeds from the sales were received prior to March 31, 2005. Consequently, at March 31, 2005, the Company has booked a liability of $2,007,291 pending the stock issuance. All of the stock purchased was subsequently issued in April, 2005.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

5. EQUITY SECURITIES OFFERINGS

In January of 2005, the Company commenced two separate equity securities offerings. The first offering, exempt from registration under Regulation S of the Securities Act of 1933 (“Reg. S Offering”), is targeted to Non-United States investors, and the second offering, exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933 (“Reg. D Offering”) is targeted to domestic investors. Both offerings allow the investor to purchase one unit, consisting of two shares of common stock and one warrant to purchase one share of common stock at $4.50, exercisable for 24 months. The purchase price of each unit is $6.00. The market price of the Company’s common stock on the date of offering was $5.25. There is no vesting period for the warrants; however, they are only exercisable for 24 months from the date of purchase. At March 31, 2005, 173,947 units had been sold from the Reg. S Offering and 146,751 units had been sold from the Reg. D Offering.

6. RECLASSIFICATIONS

On the Statement of Cash Flows, the Company previously and erroneously classified notes payable as an operating activity. The Statement has been corrected to present activity relating to notes payable as a financing activity.

DAVI SKIN, INC.
(formerly MW Medical, Inc.)
(A Developmental Stage Company)

CONSOLIDATED BALANCE SHEET
(Unaudited)
ASSETS	As Of
June 30,
Current Assests	2005
Cash	$128,231
Certificate of Deposit	2,037,712
Prepaid Expenses	-

TOTAL CURRENT ASSETS	$2,165,943

Fixed Assets, net of accumulated depreciation of $9,424	44,489

Other Assets
Deposits	3,700

TOTAL ASSETS	$2,214,132

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	71,330
Short term note payable	-
Notes payable- related parties	220,000
Funds received pending stock issuances	105,500

TOTAL CURRENT LIABILITIES	$396,830

Stockholders' Equity
Preferred stock; $.001 par value; 10,000,000 shares authorized,
and no shares issued and outstanding	-
Common stock; $.001 par value; 90,000,000 shares authorized,
11,477,453 shares issued and outstanding	11,477
Additional paid-in capital	4,246,884
Prepaid consulting expense	(91,668)
Stock subscriptions receivable	(6,500)
Accumulated deficit during developmental stage	(2,342,891)

TOTAL STOCKHOLDERS' EQUITY	$1,817,302

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,214,132
See Accompanying Notes to Consolidated Financial Statements.

DAVI SKIN, INC.
(formerly MW Medical, Inc.)
(A Developmental Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS
					From the Date of inception
	Three months ended June 30,		Six months ended June 30,		March 21, 2004 through June 30,
	2005	2004	2005	2004	2005

Revenues	-	-	-	-	-
Cost of revenues	-	-	-	-	-
Gross Profit (Loss)	-	-	-	-	-
Operating Expenses
Selling, general and administrative	138,539	175,756	269,221	175,756	1,073,482
Depreciation	3,360	999	6,015	999	9,424
Consulting Fees	77,166	-	227,102		932,942
Professional Fees	27,352	-	74,077		124,509
Total oper. Expenses	246,417	176,755	576,415	176,755	2,140,357

(Loss) From operations	(246,417)	(176,755)	(576,415)	(176,755)	(2,140,357)

Other Income (expenses)
Interest expenses	(5,005)	-	(10,005)	-	(20,005)
Interest income	8,850	874	10,326	874	15,524
	3,845	874	321	874	(4,481)

NET (LOSS)	(242,572)	(175,881)	(576,094)	(175,881)	(2,144,838)

Basic and diluted (loss) per common share	(0.02)	(0.02)	(0.05)	(0.02)

Basic and diluted weighted average common
shares outstanding	11,303,392	9,606,527	10,969,483	9,606,527

See Accompanying Notes to Consolidated Financial Statements.

DAVI SKIN, INC.
(formerly MW Medical, Inc.)
(A Developmental Stage Company)

CONSOLIDATED STATEMENT OF CASH FLOWS
	For the period	For the period	From the Date of
	ended	ended	inception March 21, 2004 to
	June 30, 2005	June 30, 2004	June 30, 2005

OPERATING ACTIVITIES
Net (loss)	$(576,415)	(175,881)	(2,144,838)
Adjustments to reconcile net (loss) to net
cash used in operating activities:
Prepaid consulting expense	22,916	-	22,916
Stock based compensation & expenses	8,595	2,567	1,160,026
Depreciation and amortization	6,015	999	9,424
Accrued interest	10,000	-	20,000
Changes in operating assets and liabilities:
Prepaid Expenses	9,375	-	-
Deposits	-	-	(3,700)
Accounts payable	32,170	-	71,330
Net Cash (used) by
Operating Activities	(487,344)	(172,315)	(864,842)

INVESTING ACTIVITIES
Cash flow from investing activities:
Certificate of deposit	(1,724,760)	(500,874)	(2,037,712)
Purchase of fixed assets	(14,800)	(20,751)	(53,912)
Net cash used in investing activities	(1,739,560)	(521,625)	(2,091,624)

FINANCING ACTIVITIES
Short term note payable	(10,500)	-	-
Notes payable-related party	-	-	200,000
Proceeds from stock transactions	1,859,504	765,348	2,884,697
Net cash provided by
Financing Activities	1,849,004	765,348	3,084,697
Net change in cash and cash equivalents	(377,900)	71,408	128,231

Cash beginning of period	506,131	-	-

Cash end of period	$128,231	$71,408	$128,231

NONCASH ACTIVITIES

Issuance of common stock related to prepaid consulting fees	$-	$-	$2,634,375

See Accompanying Notes to Consolidated Financial Statements.

DAVI SKIN, INC.
(formerly MW Medical, Inc.)
(A Developmental Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY
FOR THE PERIOD FROM MARCH 24, 2004 TO JUNE 30, 2005
								Accumulated
					Stock	Prepaid	Additional	Deficit During	Total
	Preferred Stock		Common Stock		Subscription	Consulting	Paid In	Development	Stockholders
	Shares	Amount	Shares	Amount	Receivable	Expense	Capital	Stage	Equity
Balance, 3/21/04
(Date of Inception)	0	$0	0	$0	$0	$0	$0	$0	$0
Issuance of common
stock to founders,
$.001 per share	0	0	8,200,000	8,200	(8,200)	0	0	0	0
Issuances of common
stock, weighted
average price of $.50
per share	0	0	1,545,634	1,546	0	0	763,802	0	765,348
Issuance of common
stock related to
acquisition of
MW Medical, Inc.	0	0	642,729	642	0	0	0	(198,053)	(197,411)
Issuance of common
stock related to
consulting services	0	0	325,000	325	0	0	162,175	0	162,500
Prepaid consulting expense
related to stock issuances	0	0	0	0	0	(114,584)	0	0	(114,584)
Stock options issued
to outside parties	0	0	0	0	0	0	1,081,092	0	1,081,092
Net loss	0	0	0	0	0	0	0	(1,568,744))	(1,568,744)

Balance, 12/31/2004	0	$0	10,713,363	$10,713	$(8,200)	$(114,584)	$2,007,069	$(1,766,797)	$128,201

Issuance of shares
resulting from options
exercised at $2 per share	0	0	5,000	5	0	0	9,995	0	10,000
Issuances of Reg. S shares
sold in private placement
offering at $3 per share	0	0	347,895	348	0	0	1,043,337	0	1,043,685
Issuances of Reg. D shares
sold in private placement
offering at $3 per share	0	0	285,166	285	0	0	855,213	0	855,498
Issuances of Reg. S shares
sold in private placement
offering at $3 per share	0	0	45,000	45	0	0	134,955	0	135,000
Issuances of Reg. D shares
sold in private placement
offering at $3 per share	0	0	61,032	61	0	0	183,035	0	183,096
Issuance of shares
resulting from options
exercised at $.75 per share	0	0	20,000	20	0	0	14,980	0	15,000
Change in stock
subscriptions receivable	0	0	0	0	1,700	0	(1,700)	0	0
Used portion of prepaid
consulting fees expensed
during during the six months
ended June 30, 2005	0	0	0	0	0	22,916	0	0	22,916
Net Loss for the six months
ended June 30, 2005	0	0	0	0	0	0	0	(576,094)	(576,094)

Balance 6/30/05	0	$0	11,477,456	$11,477	$(6,500)	$(91,668)	$4,246,884	$(2,342,891)	$1,817,302

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Davi Skin, Inc. ("Company") have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the Form 10-KSB of the Company for the year ended December 31, 2004.

The interim financial statements present the balance sheet, statements of operations, stockholders' equity and cash flows of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The interim financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position as of June 30, 2005 and the results of operations, stockholders' equity and cash flows presented herein have been included in the financial statements. Interim results are not necessarily indicative of results of operations for the full year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of business. Davi Skin, Inc., formerly MW Medical, Inc., (referred to as the “Company”) is involved in the establishment and development of an all natural grape-based skin care line.

History. On June 21, 2004, the Company completed and closed a Plan of Merger and Reorganization Agreement (“Merger Transaction”) with Davi Skin, Inc. (“Davi”), a privately owned company, whereby both parties agreed that a subsidiary of the Company would merge into and with Davi and become a wholly owned subsidiary of the Company. As consideration for this merger transaction, the Company issued 9,768,327 shares of its common stock in exchange for all the outstanding common stock of Davi on a one-for-one share exchange basis. The Agreement further provided for Company’s officers and directors were to resign and the board of directors of Davi would become the board of directors for the Company. This transaction has been accounted for as a recapitalization or reverse merger whereby Davi would be considered the accounting acquirer, and the accounting history of the acquirer would be carried forward as the history for the Company and no goodwill would be recorded. Accordingly, the accompanying financial statements reflect the history of Davi from its date incorporation of March 21, 2004 (incorporated in the State of Nevada). Prior to the merger transaction, the Company had 645,033 shares of its common stock outstanding, $1,922 in accounts payable, $200,000 in a note payable to a related party and no assets.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(continued)

2. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

Development stage company. The accompanying financial statements have been prepared in accordance with the Statement of Financial Accounting Standards No. 7 “Accounting and Reporting by Development-Stage Enterprises”. A development-stage enterprise is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenue there from.

Going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative net losses of $2,144,838 since its inception and may require additional capital for its operational activities. The Company’s ability to raise additional capital through the future issuances of the common stock is unknown. Obtaining additional financing and attaining profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

Definition of fiscal year. The Company’s fiscal year end is December 31.

Use of estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition. Revenues are recognized when services are rendered and/or delivered. Costs and expenses are recognized during the period in which they are incurred.

Cash and Cash Equivalents. The Company considers all highly liquid short-term investments, with original maturities of three months or less, to be cash equivalents. Such cash equivalents generally are part of the Company’s cash management activities rather than part of its operating, investing, and financing activities. Changes in the market value of cash equivalents result in gains or losses that are recognized in the income statement in the period in which they occur.

Fixed assets. Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 3 to 10 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(continued)

2. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

Fixed Assets (continued)
The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related un-discounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Fair value of financial instruments .Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosure About Fair Value of Financial Instruments”, requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The carrying amounts and estimated fair values of the Company’s financial instruments approximate their fair value due to their short-term nature.

Earnings (loss) per share - Basic earnings (loss) per share exclude any dilutive effects of options, warrants and convertible securities. Basic earnings (loss) per share is computed using the weighted-average number of outstanding common shares during the applicable period. Diluted earnings (loss) per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is antidilutive. Stock options representing 398,800 common shares were excluded from the computation because the effect was antidilutive. Stock option are antidilutive when the results from operations are a net loss, as is the case for the for the period ended March 31, 2005 and from inception to March 31, 2005, or when the exercise price of the options is greater than the average market price of the common stock for the period.

Income taxes. The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2004, the Company has available net operating loss carryovers of approximately $2,000,000 that will expire in various periods through 2024. Such losses may not be fully deductible due to the significant amounts of non-cash service costs. The Company has established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(continued)

2. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

Comprehensive income (loss). The Company has no components of other comprehensive income. Accordingly, net loss equals comprehensive loss for all periods.

Advertising costs. Advertising costs incurred in the normal course of operations are expensed as incurred. No advertising costs have been incurred from March 21, 2004 (date of inception) through June 30, 2005.

Stock-based compensation - The Company applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees, and Related Interpretations,” in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds the exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model. For the period from March 21, 2004 (date of inception) through December 31, 2004, there were no stock options and/or warrants granted to employees.

In order to determine compensation on options issued to consultants, as well as fair value disclosures for employees options, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Company estimates the requisite service period used in the Black-Scholes calculation based on an analysis of vesting and exercisability conditions, explicit, implicit, and/or derived service periods, and the probability of the satisfaction of any performance or service conditions. The Company also considers whether the requisite service has been rendered when recognizing compensation costs. The Company does not consider market conditions to be vesting conditions and an award is not deemed to be forfeited solely because a market condition is not satisfied.

In December 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

3. RELATED PARTY TRANSACTIONS

The Company owes $200,000 to the former President of MW Medical. The note was originally due December 31, 2004 and carries an interest rate of 10% per annum. Accordingly, interest of $20,000 has been recorded. The creditor has agreed to extend the due date of the note until December 31, 2005.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(continued)

4. STOCK ACTIVITY

During the quarter, the Company sold equity securities through two separate offerings without registration under the Securities Act of 1933. Some shares purchased through the offerings were not issued until July 2005, however, proceeds from the sales were received prior to June 30, 2005. Consequently, at June 30, 2005, the Company has booked a liability of $105,500 pending the stock issuance. All of the stock purchased was subsequently issued in July, 2005.

5. EQUITY SECURITIES OFFERINGS

On January 1, 2005, the Company commenced two separate equity securities offerings. The first offering (“offering one”) is targeted to Non-United States investors and the second offering (“offering two”) is targeted to domestic investors. Both offerings allow the investor to purchase one unit, consisting of two shares of common stock and one warrant to purchase one share of common stock at $4.50, exercisable for 24 months. The purchase price of each unit is $6.00. The market price of the Company’s common stock on the date of offering was $5.25. There is no vesting period for the warrants; however, they are only exercisable for 24 months after the date of purchase. During the quarter ended June 30, 2005, 25,000 units were sold from offering one and 52,700 units were sold from offering two. As of June 30, 2005, a total of 196,448 and 173,099 units have been sold from offering one and offering two, respectively.

DAVI SKIN, INC.
(formerly MW Medical, Inc.)
(A Developmental Stage Company)

CONSOLIDATED BALANCE SHEET

ASSETS	As Of
Sept 30,
Current Assests	2005
Cash	$34,145
Certificate of Deposit	1,831,086
Prepaid Expenses	3,162

TOTAL CURRENT ASSETS	$1,868,393

Fixed Assets, net of accumulated depreciation of $12,785	47,627

Other Assets
Deposits	11,505

TOTAL ASSETS	$1,927,525

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	45,727
Short term notes payable	-
Notes payable- related parties	225,000

TOTAL CURRENT LIABILITIES	$270,727

Stockholders' Equity
Preferred stock; $.001 par value; 10,000,000 shares authorized,
and no shares issued and outstanding	-
Common stock; $.001 par value; 90,000,000 shares authorized,
11,512,618 shares issued and outstanding	11,512
Additional paid-in capital	4,352,344
Prepaid consulting expense	(80,208)
Accumulated deficit during developmental stage	(2,626,850)

TOTAL STOCKHOLDERS' EQUITY	$1,656,798

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,927,525

DAVI SKIN, INC.
(formerly MW Medical, Inc.)
(A Developmental Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS
					From the Date of
	Three months ended Sept. 30,		Nine months ended Sept. 30,		inception March 21, 2004
	2005	2004	2005	2004	through Sept. 30, 2005

Revenues	-	-	-	-	-
Cost of revenues	-	-	-	-	-
Gross Profit (Loss)	-	-	-	-	-
Operating Expenses
Selling, general and administrative	208,392	52,126	477,613	227,882	1,281,874
Depreciation	4,288	1,229	10,303	2,228	13,712
Consulting Fees	19,170	716,848	246,272	716,848	952,112
Professional Fees	55,949	524,784	130,026	524,784	180,458
Total oper. Expenses	287,799	1,294,987	864,214	1,471,742	2,428,156

(Loss) From operations	(287,799)	(1,294,987)	(864,214)	(1,471,742)	(2,428,156)

Other Income (expenses)
Interest expenses	(5,000)	(5,000)	(15,005)	(5,000)	(25,005)
Interest income	6,374	2,519	16,701	3,393	21,898
Loss on sale of assets	(534)		(534)		(534)
Sublease rent	3,000		3,000		3,000
Total other income (expense)	3,840	(2,481)	4,162	(1,607)	(641)

NET (LOSS)	$(283,959)	$(1,297,468)	$(860,052)	$(1,473,349)	$(2,428,797)

Basic and diluted (loss) per common share	$(0.02)	$(0.02)	$(0.09)	$(0.02)

Basic and diluted weighted average common shares outstanding	11,368,716	9,606,527	9,216,205	9,606,527

DAVI SKIN, INC.
(formerly MW Medical, Inc.)
(A Developmental Stage Company)

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the nine	For the nine
	months ended	months ended	From the Date of
	September 30,	September 30,	inception March 21, 2004
	2005	2004	through September 30, 2005

OPERATING ACTIVITIES
Net (loss)	$(860,052)	$(1,473,349)	$(2,428,797)
Adjustments to reconcile net (loss) to net
cash used in operating activities:
Prepaid consulting expense	34,376	0	(80,208
Stock based compensation & expenses	0	1,246,005	1,160,026
Depreciation and amortization	10,303	2,229	12,785
Accrued interest	15,000	5,000	25,000

Changes in operating assets and liabilities:
Prepaid Expenses	6,213	-12,450	(3,162)
Deposits	(7,805)	0	(11,505)
Accounts Payable	6,567	26,820	45,727

Net Cash (used) by
Operating Activities	$(795,398)	$(205,745)	$(1,280,134

INVESTING ACTIVITIES
Cash flow from investing activities:
Change in certificate of deposit	(1,518,134)	(500,875)	(1,831,086)
Sale of fixed assets	2,273	-	2,273
Purchase of fixed assets	(24,500)	(25,520)	(62,685)
Net cash used in
investing activities	$(1,540,361)	$(526,395)	$(1,891,498)
FINANCING ACTIVITIES
Cash flows from financing activities
Proceeds from stock transactions	1,874,273	765,348	3,005,777
Short term notes payable	(10,500)	-	0
Notes payable- related party	-	-	200,000
Net cash provided by
financing activities	$1,863,773	$765,348	$3,205,777

Net change in cash and cash equivalents	(471,986)	33,208	34,145

Cash beginning of period	506,131	0	-

Cash end of period	$34,145	$33,208	$34,145

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Davi Skin, Inc. ("Company") have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the Form 10-KSB of the Company for the year ended December 31, 2004.

The interim financial statements present the balance sheet, statements of operations, stockholders' equity and cash flows of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The interim financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position as of September 30, 2005 and the results of operations, stockholders' equity and cash flows presented herein have been included in the financial statements. Interim results are not necessarily indicative of results of operations for the full year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of business. Davi Skin, Inc., formerly MW Medical, Inc., (referred to as the “Company”) is involved in the establishment and development of an all-natural grape-based skin care line.

History. On June 21, 2004, the Company completed and closed a Plan of Merger and Reorganization Agreement (“Merger Transaction”) with Davi Skin, Inc. (“Davi”), a privately owned company, whereby both parties agreed that a subsidiary of the Company would merge into and with Davi and become a wholly owned subsidiary of the Company. As consideration for this merger transaction, the Company issued 9,768,327 shares of its common stock in exchange for all the outstanding common stock of Davi on a one-for-one share exchange basis. The Agreement further provided for Company’s officers and directors were to resign and the board of directors of Davi would become the board of directors for the Company. This transaction has been accounted for as a recapitalization or reverse merger whereby Davi would be considered the accounting acquirer, and the accounting history of the acquirer would be carried forward as the history for the Company and no goodwill would be recorded. Accordingly, the accompanying financial statements reflect the history of Davi from its date incorporation of March 21, 2004 (incorporated in the State of Nevada). Prior to the merger transaction, the Company had 645,033 shares of its common stock outstanding, $1,922 in accounts payable, $200,000 in a note payable to a related party and no assets.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(continued)

2. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

Development Stage Company. The accompanying financial statements have been prepared in accordance with the Statement of Financial Accounting Standards No. 7 “Accounting and Reporting by Development-Stage Enterprises”. A development-stage enterprise is one in which planned principal operations have not commenced or if its operations have commenced; there has been no significant revenue there from.

Going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative net losses of $2,428,797 since its inception and may require additional capital for its operational activities. The Company’s ability to raise additional capital through the future issuances of the common stock is unknown. Obtaining additional financing and attaining profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

Definition of fiscal year. The Company’s fiscal year end is December 31.

Use of estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition. Revenues are recognized when services are rendered and/or delivered. Costs and expenses are recognized during the period in which they are incurred.

Cash and Cash Equivalents. The Company considers all highly liquid short-term investments, with original maturities of three months or less, to be cash equivalents. Such cash equivalents generally are part of the Company’s cash management activities rather than part of its operating, investing, and financing activities. Changes in the market value of cash equivalents result in gains or losses that are recognized in the income statement in the period in which they occur.

Fixed assets. Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 3 to 10 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(continued)

2. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

Fixed Assets (continued)
The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related un-discounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Fair value of financial instruments. Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosure About Fair Value of Financial Instruments”, requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities, which are deemed to be financial instruments. The carrying amounts and estimated fair values of the Company’s financial instruments approximate their fair value due to their short-term nature.

Earnings (loss) per share - Basic earnings (loss) per share exclude any dilutive effects of options, warrants and convertible securities. Basic earnings (loss) per share is computed using the weighted-average number of outstanding common shares during the applicable period. Diluted earnings (loss) per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is antidilutive. Stock options representing 398,800 common shares were excluded from the computation because the effect was antidilutive. Stock option are antidilutive when the results from operations are a net loss, as is the case for the for the period ended September 30, 2005 and from inception to September 30, 2005, or when the exercise price of the options is greater than the average market price of the common stock for the period.

Income taxes. The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2004, the Company has available net operating loss carryovers of approximately $4,000,000 that will expire in various periods through 2024. Such losses may not be fully deductible due to the significant amounts of non-cash service costs. The Company has established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

Comprehensive income (loss). The Company has no components of other comprehensive income. Accordingly, net loss equals comprehensive loss for all periods.

Advertising costs. Advertising costs incurred in the normal course of operations are expensed as incurred. No advertising costs have been incurred from March 21, 2004 (date of inception) through September 30, 2005.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(continued)

2. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

Stock-based compensation - The Company applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees, and Related Interpretations,” in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds the exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model. For the period from March 21, 2004 (date of inception) through December 31, 2004, there were no stock options and/or warrants granted to employees.

In order to determine compensation on options issued to consultants, as well as fair value disclosures for employees options, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Company estimates the requisite service period used in the Black-Scholes calculation based on an analysis of vesting and exercisability conditions, explicit, implicit, and/or derived service periods, and the probability of the satisfaction of any performance or service conditions. The Company also considers whether the requisite service has been rendered when recognizing compensation costs. The Company does not consider market conditions to be vesting conditions and an award is not deemed to be forfeited solely because a market condition is not satisfied.

In December 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

3. RELATED PARTY TRANSACTIONS

The Company owes $200,000 to the former President of MW Medical. The note was originally due December 31, 2004 and carries an interest rate of 10% per annum. Accordingly, interest of $25,000 has been recorded. The creditor has agreed to extend the due date of the note until December 31, 2005.

4. STOCK ACTIVITY

During the quarter, the Company sold no equity securities without registration under the Securities Act of 1933. All of the stock purchased prior to June 30, 2005 was issued in July 2005 and the liability of $105,500 was reversed.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)

5. EQUITY SECURITIES OFFERINGS

On January 1, 2005, the Company commenced two separate equity securities offerings. The first offering (“offering one”) is targeted to Non-United States investors and the second offering (“offering two”) is targeted to domestic investors. Both offerings allow the investor to purchase one unit, consisting of two shares of common stock and one warrant to purchase one share of common stock at $4.50, exercisable for 24 months. The purchase price of each unit is $6.00. The market price of the Company’s common stock on the date of offering was $5.25. There is no vesting period for the warrants; however, they are only exercisable for 24 months after the date of purchase. During the quarter ended September 30, 2005, no units were sold from offering one and no units were sold from offering two. As of September 30, 2005, a total of 198,947 and 199,451 units have been sold from offering one and offering two, respectively.